Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements


Nuveen Michigan Quality Income Municipal Fund, formerly Nuveen Michigan Quality Income
Municipal Fund, Inc.


33-42082
811-6383




On January 4, 2013 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Michigan Premium Income Municipal Fund,
Inc. and Nuveen Michigan Dividend Advantage Municipal
Fund were transferred to the Nuveen Michigan Quality
Income Municipal Fund. The circumstances and details of the reorganization as well as copies of the Agreements and Plans of Reorganization are contained in the DEF N148C filing on August 30, 2012, accession number 0001193125-12-374556, which materials are herein incorporated by reference.